Invoice

Michael Pollack CPA

46 Equestrian Lane
Cherry Hill, NJ 08003

Date	Invoice #
4/30/2006	121

Bill To
Softnet Technology Corp. 1 Anderson Road Suite 105 Bernardsville, NJ 07924

P.O. No.	Terms	Project

Quantity	Description	Rate	Amount
	Services rendered Feb. Mar, Apr, May, June at $4,500 per JF Previous Feb and Mar invoices ($3,000 per total of $6,000) - credited out - no longer due	22,500.00	22,500.00

Total $22,500.00